EXHIBIT 21.1

SUBSIDIARIES OF THE REGISTRANT

Name	Jurisdiction
MSC Billing, Inc.	Florida Corporation
ZoneCareUSA of Delray, LLC	Florida Limited Liability Company
Speedy Re-employment, LLC	Florida Limited Liability Company
SelectMRI Acquisition, LLC	Delaware Limited Liability Company